# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atlas Energy Solutions Inc., CIK 0001984060
CUSIP: 642045108
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 5918 W. Courtyard Drive, Suite 500, Austin, Texas (TX), 78730
Date of event which requires filing of this statement: 02/03/2025
Filed by CIK 0001079492
Persons authorized to receive notices and communications: Ben M. Brigham, 5918 W. Courtyard Drive, Suite 500, Austin, Texas (TX), 78730, (512) 220-1200; Douglas E. McWilliams, Vinson & Elkins L.L.P, 200 West 6th Street, Suite 2500, Austin, Texas (TX), 78701, (512) 542-8400; Thomas G. Zentner, Vinson & Elkins L.L.P, 200 West 6th Street, Suite 2500, Austin, Texas (TX), 78701, (512) 542-8400

## Reporting persons
- Ben M. Brigham (CIK 0001079492): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 533,241; shared voting power 43,501,590; sole dispositive power 533,241; shared dispositive power 0; aggregate amount beneficially owned 44,034,831 (36.2% of the class)
  Comment: Rows 7 and 9
  
  Reported shares of common stock of the Issuer, par value $0.01 per share ("Common Stock"), are held directly by Ben M. Brigham.
  
  Rows 8 and 11
  
  Includes (a) 3,800,000 shares of Common Stock held directly by Anne and Bud Unvested (as defined below), (b) 9,968,045 shares of Common Stock held directly by Anne and Bud Vested (as defined below) and (c) 896,290 shares of Common Stock held directly by Brigham Children's LP (as defined below). Mr. Brigham is the manager of Anne and Bud Unvested, the manager of Anne and Bud Vested and the co-manager of BCFP GP (as defined below), which is the general partner of Brigham Children's LP. Therefore, Mr. Brigham may be deemed to share the right to direct the voting or disposition of the shares directly held by Anne and Bud Unvested, Anne and Bud Vested and Brigham Children's LP. Mr. Brigham disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein. Additionally, as a result of the Amended and Restated Stockholders' Agreement (the "A&R Stockholders' Agreement") described in Item 5 below, Mr. Brigham may be deemed to have shared voting power with respect to an additional 28,837,255 shares of Common Stock with respect to the matters covered by the A&R Stockholders' Agreement.
  
  Row 13
  
  This calculation is based on a total of 121,716,836 shares of Common Stock, consisting of (i) 110,216,836 shares of Common Stock outstanding as of October 24, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 (the "Quarterly Report"), filed with the U.S. Securities and Exchange
  Commission (the "SEC") on October 29, 2024 and (ii) 11,500,000 shares of Common Stock issued in an underwritten offering, pursuant to an underwriting agreement by and among the Issuer and Goldman Sachs & Co. LLC and Piper Sandler & Co., as representatives of the several underwriters (the "Offering"), as disclosed in the Issuer's Current Report on Form 8-K, filed with the SEC on February 3, 2025 (the "Offering 8-K").
- Anne and Bud Oil & Gas Unvested LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,800,000; sole dispositive power 0; shared dispositive power 3,800,000; aggregate amount beneficially owned 3,800,000 (3.1% of the class)
  Comment: Rows 8, 10 and 11
  
  Reported shares of Common Stock are held directly by Anne and Bud Oil & Gas Unvested LLC ("Anne and Bud Unvested"). Ben M. Brigham is the manager of Anne and Bud Unvested and may, therefore, be deemed to beneficially own the shares that are reported as beneficially owned by Anne and Bud Unvested.
  
  Row 13
  
  This calculation is based on a total of 121,716,836 shares of Common Stock, consisting of (i) 110,216,836 shares of Common Stock outstanding as of October 24, 2024, as reported by the Issuer in the Quarterly Report and (ii) 11,500,000 shares of Common Stock issued in the Offering, as disclosed in the Offering 8-K.
- Anne and Bud Oil & Gas Vested LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,968,045; sole dispositive power 0; shared dispositive power 9,968,045; aggregate amount beneficially owned 9,968,045 (8.2% of the class)
  Comment: Rows 8, 10 and 11
  
  Reported shares of Common Stock are held directly by Anne and Bud Oil & Gas Vested LLC ("Anne and Bud Vested"). Ben M. Brigham is the manager of Anne and Bud Vested and may, therefore, be deemed to beneficially own the shares that are reported as beneficially owned by Anne and Bud Vested.
  
  Row 13
  
  This calculation is based on a total of 121,716,836 shares of Common Stock, consisting of (i) 110,216,836 shares of Common Stock outstanding as of October 24, 2024, as reported by the Issuer in the Quarterly Report and (ii) 11,500,000 shares of Common Stock issued in the Offering, as disclosed in the Offering 8-K.
- Brigham Children's Family LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 896,290; sole dispositive power 0; shared dispositive power 896,290; aggregate amount beneficially owned 896,290 (0.7% of the class)
  Comment: Rows 8, 10 and 11
  
  Reported shares of Common Stock are held directly by Brigham Children's Family LP ("Brigham Children's LP"). Mr. Brigham is the co-manager of BCFP GP, LLC ("BCFP GP"), which is the general partner of Brigham Children's LP. Therefore, each of Mr. Brigham and BCFP GP may be deemed to beneficially own the shares that are reported as beneficially owned by Brigham Children's LP.
  
  Row 13
  
  This calculation is based on a total of 121,716,836 shares of Common Stock, consisting of (i) 110,216,836 shares of Common Stock outstanding as of October 24, 2024, as reported by the Issuer in the Quarterly Report and (ii) 11,500,000 shares of Common Stock issued in the Offering, as disclosed in the Offering 8-K.
- BCFP GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 896,290; sole dispositive power 0; shared dispositive power 896,290; aggregate amount beneficially owned 896,290 (0.7% of the class)
  Comment: Rows 8, 10 and 11
  
  Reported shares of Common Stock are held directly by Brigham Children's LP. Mr. Brigham is the co-manager of BCFP GP, which is the general partner of Brigham Children's LP. Therefore, each of Mr. Brigham and BCFP GP may be deemed to beneficially own the shares that are reported as beneficially owned by Brigham Children's LP.
  
  Row 13
  
  This calculation is based on a total of 121,716,836 shares of Common Stock, consisting of (i) 110,216,836 shares of Common Stock outstanding as of October 24, 2024, as reported by the Issuer in the Quarterly Report and (ii) 11,500,000 shares of Common Stock issued in the Offering, as disclosed in the Offering 8-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Atlas Energy Solutions Inc.
Address of issuer's principal executive offices: 5918 W. Courtyard Drive, Suite 500, Austin, Texas (TX), 78730
Comment: This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission (the "SEC") on October 12, 2023 by and on behalf of Anne and Bud Oil & Gas Vested LLC ("Anne and Bud Vested"), Brigham Children's Family LP ("Brigham Children's LP"), BCFP GP, LLC ("BCFP GP") and Ben M. Brigham (each, a "Reporting Person") with respect to the Common Stock, par value $0.01 per share ("Common Stock"), of Atlas Energy Solutions Inc., a Delaware corporation (f/k/a New Atlas HoldCo Inc.) (the "Issuer"), Amendment No. 1 ("Amendment No. 1") thereto filed on October 26, 2023, and Amendment No. 2 ("Amendment No. 2") thereto filed on November 1, 2023 (as amended, the "Schedule 13D").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The information set forth on the cover pages is incorporated by reference into this Item 5.

Pursuant to the Amended and Restated Stockholders' Agreement (the "A&R Stockholders' Agreement"), dated October 2, 2023, by and among the Issuer, AESI Holdings Inc., a Delaware corporation ("Old Atlas") formerly known as Atlas Energy Solutions Inc., Anne and Bud Vested, Brigham Children's LP, Mr. Brigham and certain other stockholders identified on the signature pages thereto (the "Principal Stockholders"), Mr. Brigham is the beneficial owner of the following shares of Common Stock as of the date of this Amendment:
Number of shares as to which each person has sole or shared power to vote or dispose:
162,076 shares of Common Stock, representing 0.1% of the Common Stock, held directly by A. Lance Langford;

484,483 shares of Common Stock, representing 0.4% of the Common Stock, held directly by ALL Financial Trust;

592,146 shares of Common Stock, representing 0.5% of the Common Stock, held directly by BLL Financial Trust;

7,619,055 shares of Common Stock, representing 6.3% of the Common Stock, held directly by Gregory M. Shepard;

14,824,988 shares of Common Stock, representing 12.2% of the Common Stock, held directly by The Sealy & Smith Foundation;

308,039 shares of Common Stock, representing 0.3% of the Common Stock, held directly by Richard W. Schmidt;

778,215 shares of Common Stock, representing 0.6% of the Common Stock, held directly by Schmidt Atlas LLC, a Texas limited liability company;

890,738 shares of Common Stock, representing 0.7% of the Common Stock, held directly by Joel and Stacy Hock;

231,747 shares of Common Stock, representing 0.2% of the Common Stock, held directly by John Gregory Turner;

1,320,000 shares of Common Stock, representing 1.1% of the Common Stock, held directly by 3 Dog Interests LP, a Texas limited partnership;

470,463 shares of Common Stock, representing 0.4% of the Common Stock, held directly by Chris Scholla;

230,033 shares of Common Stock, representing 0.2% of the Common Stock, held directly by Dathan C. Voelter;

466,839 shares of Common Stock, representing 0.4% of the Common Stock, held directly by Kirk Ginn; and

458,433 shares of Common Stock, representing 0.4% of the Common Stock, held directly by Chad McEver.

(b) The number of shares of Common Stock to which each Reporting Person has sole or shared voting or dispositive power is set forth on such Reporting Person's cover page to this Schedule 13D.

(c) Item 5(c) of the Schedule 13D is hereby amended to insert the following as new final paragraphs therein:

Additionally, on March 15, 2024, Dathan C. Voelter sold an aggregate of 2,270 shares of Common Stock on the open market in multiple transactions for an average price of $22.41 per share of Common Stock.

Additionally, on March 15, 2024, John Gregory Turner sold an aggregate of 3,728 shares of Common Stock on the open market in multiple transactions for an average price of $22.58 per share of Common Stock.

Additionally, on March 15, 2024, Chad McEver sold an aggregate of 1,547 shares of Common Stock on the open market in multiple transactions for an average price of $22.67 per share of Common Stock.

Additionally, on March 15, 2024, Schmidt Atlas LLC sold an aggregate of 166,710 shares of Common Stock on the open market in multiple transactions for an average price of $21.94 per share of Common Stock.

Additionally, on March 15, 2024, Kirk Ginn sold an aggregate of 1,562 shares of Common Stock on the open market in multiple transactions for an average price of $21.74 per share of Common Stock.

Additionally, on March 25, 2024, Schmidt Atlas LLC sold an aggregate of 21,403 shares of Common Stock on the open market in multiple transactions for an average price of $22.44 per share of Common Stock.

Additionally, on March 26, 2024, Schmidt Atlas LLC sold an aggregate of 16,740 shares of Common Stock on the open market in multiple transactions for an average price of $22.21 per share of Common Stock.

Additionally, on May 9, 2024, Schmidt Atlas LLC sold an aggregate of 51,150 shares of Common Stock on the open market in multiple transactions for an average price of $22.98 per share of Common Stock.

Additionally, on May 10, 2024, Schmidt Atlas LLC sold an aggregate of 22,400 shares of Common Stock on the open market in multiple transactions for an average price of $22.80 per share of Common Stock.

Additionally, on May 14, 2024, Chad McEver sold an aggregate of 5,595 shares of Common Stock on the open market in multiple transactions for an average price of $22.97 per share of Common Stock.

Additionally, on May 15, 2024, Schmidt Atlas LLC sold an aggregate of 45,948 shares of Common Stock on the open market in multiple transactions for an average price of $23.06 per share of Common Stock.

Additionally, on May 16, 2024, Schmidt Atlas LLC sold an aggregate of 88,600 shares of Common Stock on the open market in multiple transactions for an average price of $23.14 per share of Common Stock.

Additionally, on May 21, 2024, Chad McEver sold an aggregate of 100,000 shares of Common Stock on the open market in multiple transactions for an average price of $24.55 per share of Common Stock.

Additionally, on June 20, 2024, Gregory M. Shepard purchased an aggregate of 60,393 shares of Common Stock on the open market for a price of $19.05 per share of Common Stock.

Additionally, on June 21, 2024, Gregory M. Shepard purchased an aggregate of 19,132 shares of Common Stock on the open market for a price of $19.25 per share of Common Stock.

Additionally, on June 24, 2024, Gregory M. Shepard purchased an aggregate of 2,047 shares of Common Stock on the open market for a price of $19.89 per share of Common Stock.

Additionally, on June 24, 2024, Joel and Stacy Hock sold an aggregate of 8,574 shares of Common Stock on the open market in multiple transactions for an average price of $19.76 per share of Common Stock.

Additionally, on June 26, 2024, Gregory M. Shepard purchased an aggregate of 40,872 shares of Common Stock on the open market in multiple transactions for an average price of $19.64 per share of Common Stock.

Additionally, on June 27, 2024, Gregory M. Shepard purchased an aggregate of 24,867 shares of Common Stock on the open market in multiple transactions for an average price of $19.69 per share of Common Stock.

Additionally, on July 2, 2024, Gregory M. Shepard purchased an aggregate of 30,013 shares of Common Stock on the open market for a price of $19.60 per share of Common Stock.

Additionally, on July 9, 2024, Joel and Stacy Hock sold an aggregate of 8,571 shares of Common Stock on the open market in multiple transactions for an average price of $19.89 per share of Common Stock.

Additionally, on July 18, 2024, Gregory M. Shepard purchased an aggregate of 3,248 shares of Common Stock on the open market for a price of $21.68 per share of Common Stock.

Additionally, on August 19, 2024, Stacy Hock sold an aggregate of 8,571 shares of Common Stock on the open market in multiple transactions for an average price of $20.22 per share of Common Stock.

Additionally, on September 11, 2024, Stacy Hock sold an aggregate of 8,571 shares of Common Stock on the open market in multiple transactions for an average price of $19.44 per share of Common Stock.

Additionally, on October 3, 2024, Stacy Hock sold an aggregate of 8,571 shares of Common Stock on the open market in multiple transactions for an average price of $21.49 per share of Common Stock.

Additionally, on October 15, 2024, Gregory M. Shepard purchased an aggregate of 2,200 shares of Common Stock on the open market for a price of $19.88 per share of Common Stock.

Additionally, on October 18, 2024, Gregory M. Shepard purchased an aggregate of 1,797 shares of Common Stock on the open market for a price of $19.65 per share of Common Stock.

Additionally, on October 21, 2024, Gregory M. Shepard purchased an aggregate of 8,062 shares of Common Stock on the open market for a price of $19.84 per share of Common Stock.

Additionally, on October 22, 2024, Gregory M. Shepard purchased an aggregate of 1,750 shares of Common Stock on the open market for a price of $19.81 per share of Common Stock.

Additionally, on October 24, 2024, Gregory M. Shepard purchased an aggregate of 23,300 shares of Common Stock on the open market for a price of $19.55 per share of Common Stock.

Additionally, on October 31, Gregory M. Shepard purchased an aggregate of 14,347 shares of Common Stock on the open market for a price of $19.57 per share of Common Stock.

Additionally, on November 1, 2024, Gregory M. Shepard purchased an aggregate of 51,309 shares of Common Stock on the open market for a price of $19.30 per share of Common Stock.

Additionally, on November 4, 2024, Gregory M. Shepard purchased an aggregate of 13,363 shares of Common Stock on the open market for a price of $19.19 per share of Common Stock.

Additionally, on November 13, 2024, Stacy Hock sold an aggregate of 8,571 shares of Common Stock on the open market in multiple transactions for an average price of $21.12 per share of Common Stock.

Additionally, on November 22, 2024, Schmidt Atlas LLC sold an aggregate of 116,500 shares of Common Stock on the open market in multiple transactions for an average price of $23.68 per share of Common Stock.

Additionally, on December 18, 2024, Stacy Hock sold an aggregate of 8,571 shares of Common Stock on the open market in multiple transactions for an average price of $22.55 per share of Common Stock.

Additionally, on January 10, 2025, Stacy Hock sold an aggregate of 10,000 shares of Common Stock on the open market in multiple transactions for an average price of $21.96 per share of Common Stock.

Additionally, on February 3, 2025, Stacy Hock sold an aggregate of 10,000 shares of Common Stock on the open market in multiple transactions for an average price of $22.50 per share of Common Stock.

Additionally, on February 3, 2025, Ben Brigham purchased an aggregate of 217,391 shares of Common Stock in the Offering for a price of $23.00 per share of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to insert the following as new final paragraphs therein:

On July 12, 2024, John Gregory Turner contributed 1,320,000 shares of Common Stock to 3 Dog Interests LP, of which John Gregory Turner is the sole manager of the general partner. On July 12, 2024, pursuant to Section 4.9(b) of the A&R Stockholders' Agreement, 3 Dog Interests LP became a party to the A&R Stockholders' Agreement as a Principal Stockholder. Mr. Brigham continues to be deemed to share the right to direct the voting of the shares of Common Stock now directly held by 3 Dog Interests LP. Accordingly, this transaction resulted in no change in the beneficial ownership of Common Stock reported by Mr. Brigham herein.

On February 5, 2025, the Issuer notified Brian Leveille, a Principal Stockholder under the A&R Stockholders' Agreement, that it had terminated the A&R Stockholders' Agreement as to such holder. As a result of this termination, Mr. Brigham will no longer be deemed to share the right to direct the voting or disposition of the shares of Common Stock directly held by Mr. Leveille. Accordingly, this termination resulted in a 0.4% decrease in the beneficial ownership of Common Stock reported by Mr. Brigham.

In connection with Offering, on January 30, 2025, each of Ben M. Brigham, Brigham Children's Family LP, Anne and Bud Oil & Gas Vested LLC and Anne and Bud Oil & Gas Unvested LLC entered into a Lock-Up Agreement (each, a "Lock-Up Agreement") with Goldman Sachs & Co. LLC and Piper Sandler & Co. (the "Representatives"). Each Lock-Up Agreement provides that the signatory thereto will not (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend, or otherwise or dispose of, any shares of Common Stock, (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer any of the economic consequences of ownership of shares of Common Stock, or publicly disclose the intention to engage in or cause any action or activity described in the clause (i) or transaction or arrangement described in clause (ii), without, in each case, the prior written consent of the Representatives, for a period of 45 days after the date of consummation of the Offering (subject to certain exceptions and termination provisions specified in the Lock-Up Agreement).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
5

Form of Lock-Up Agreement.

## Signatures
- Ben M. Brigham: /s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact, Ben M. Brigham (02/05/2025)
- Anne and Bud Oil & Gas Unvested LLC: /s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact, Ben M. Brigham/Manager (02/05/2025)
- Anne and Bud Oil & Gas Vested LLC: /s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact, Ben M. Brigham/Manager (02/05/2025)
- Brigham Children's Family LP: /s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact, Ben M. Brigham/Co-Manager (02/05/2025)
- BCFP GP, LLC: /s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact, Ben M. Brigham/Co-Manager (02/05/2025)